POSCO is furnishing under cover of Form 6-K :

Ex 99.1: An English-language translation of documents with respect to Changes in Affiliates (Exclusion).

_EXHIBIT 99.1

Changes in Affiliates (Exclusion)

- The Stake of Entran owned by affiliated persons of Daewoo Engineering has decreased.

• Daewoo Engineering is the subsidiary of POSCO.

• Therefore, Entran and its subsidiary Daewoo Tech are disaffiliated from POSCO group.

1. Company to be disaffiliated:

? Company Name: Entran Co., Ltd.

• Total Asset (KRW): 5,668,566,806

• Total Equity (KRW): 5,522,190,526

• Total Liabilities (KRW): 146,376,280

? Company Name: Daewoo Tech Co., Ltd.

• Total Asset (KRW): 44,518,806,758

• Total Equity (KRW): 30,250,687,006

• Total Liabilities (KRW): 14,268,119,752

2. Name of Company Group: POSCO

3. Total Number of Affiliated Companies After Disaffiliation: 102